SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K





__X__ Annual Report Pursuant to Section 15(d) of the Securities
            Exchange Act of 1934

            For the fiscal year ended December 31, 1998

                                       OR

_____       Transition Report Pursuant to Section 15(d) of the
            Securities Exchange Act of 1934



            A. Full title of the plan and the address of the plan, if different from the issuer named below:

                                Aon Savings Plan


            B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                 Aon Corporation
                               123 N. Wacker Drive
                             Chicago, Illinois 60606

                               S I G N A T U R E S

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan, by the Plan Administrator, the Committee, has caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Cook and the State of Illinois on the 25th day of June, 1999.

AON SAVINGS PLAN

BY THE COMMITTEE



/s/ THOMAS STACHURA                     /s/ JOHN A. RESCHKE
----------------------------            -------------------------
Thomas Stachura                              John A. Reschke




/s/ NANCY GROSS                         /s/ ROBERT S. Hurwitz
----------------------------            -------------------------
Nancy Gross                                  Robert S. Hurwitz




/s/ ELIZABETH WHITTLE
----------------------------
Elizabeth Whittle

                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                                AON SAVINGS PLAN

                     Years Ended December 31, 1998 and 1997

                       With Report of Independent Auditors

                    Employer Identification Number 36-3051915

                                   Plan # 020

                                AON SAVINGS PLAN

                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                     Years ended December 31, 1998 and 1997


                                    CONTENTS




Report of Independent Auditors                                               1

Financial Statements:

      Statement of Net Assets Available for Benefits,
      with Fund Information at December 31, 1998                             2

      Statement of Net Assets Available for Benefits,
      with Fund Information at December 31, 1997                             3

      Statement of Changes in Net Assets Available for Benefits,
      with Fund Information for the year ended December 31, 1998             4

      Statement of Changes in Net Assets Available for Benefits,
      with Fund Information for the year ended December 31, 1997             5

Notes to Financial Statements                                                6

Supplemental Schedules:

      Line 27a - Schedule of Assets Held for Investment Purposes           17

      Line 27d - Schedule of Reportable Transactions                       21

                         Report of Independent Auditors

The Participants and Administrative Committee
Aon Savings Plan

We have audited the accompanying statements of net assets available for benefits of Aon Savings Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                               ERNST & YOUNG LLP


June 11, 1999

                                            Employer Identification # 36-3051915
                                                                      Plan # 020

                                AON SAVINGS PLAN
      Statement of Net Assets Available for Benefits, with Fund Information
                                December 31, 1998
                                 (in thousands)

                                                                                 Fund Information

                                                      Money         Aon        Investment   Government     Total       Common
                                                     Market        Stock       Contracts    Securities    Return      Stock Index
Assets:                                               Fund         Fund          Fund         Fund         Fund         Fund
-------                                            -----------  -----------   ----------   ----------   -----------  -----------
Investments, at Fair Value:
     United States Government and
        Government Agency Securities                                         $   92,425
     Common Stocks:
       Aon Corporation                                         $   368,496            -
     Investments held in the Aon Funds:
        Aon Money Market Fund                     $   133,933            -            -
        Aon Government Securities Fund                      -            -            -  $    49,186
        Aon Asset Allocation Fund                           -            -            -            -   $   164,318
        Aon S&P 500 Index Fund                              -            -            -            -             -  $   251,594
        Aon REIT Index Fund                                 -            -            -            -             -            -
        Aon International Equity Fund                       -            -            -            -             -            -
     Other Long-Term Investments                            -            -            5            -             -            -
     Short-Term Investments                                57        4,228       13,479          335         3,865          423
     Participant Loans                                      -            -            -            -             -            -
                                                   -----------  -----------   ----------   ----------   -----------  -----------

                                                      133,990      372,724      105,909       49,521       168,183      252,017

     Unallocated Guaranteed Insurance Contracts,
         at Contract Value                                  -            -       11,455            -             -            -
                                                   -----------  -----------   ----------   ----------   -----------  -----------

               Total Investments                      133,990      372,724      117,364       49,521       168,183      252,017

Receivables:
     Company Contribution                               1,513        6,302        1,350        1,064         3,488        6,058
     Participant Contribution                             477          440           62           55           210          478
     Accrued Dividends and Income                         201          590          519           75           248          355
     Due from Broker                                       68            -            -            -             -            -
     Fund Transfers                                    (2,155)      (2,261)         153          157         5,088       (1,223)
                                                   -----------  -----------   ----------   ----------   -----------  -----------

               Total Receivables                          104        5,071        2,084        1,351         9,034        5,668
                                                   -----------  -----------   ----------   ----------   -----------  -----------

        Total Assets                                  134,094      377,795      119,448       50,872       177,217      257,685

Liabilities:
     Accrued Administrative Expenses Payable               47          143           42           16            53           71
     Accrued Interest Expense                               -            -            -            -             -            -
     Notes Payable                                          -            -            -            -             -            -
     Due to Broker                                         34          166            -            -             -            -

                                                   -----------  -----------   ----------   ----------   -----------  -----------
        Total Liabilities                                  81          309           42           16            53           71
                                                   -----------  -----------   ----------   ----------   -----------  -----------

Net Assets Available for Benefits
     Allocated Net Assets                             134,013      377,486      119,406       50,856       177,164      257,614
     Unallocated Net Assets                                 -            -            -            -             -            -

                                                   -----------  -----------   ----------   ----------   -----------  -----------
Total Net Assets Available for Benefits           $   134,013  $   377,486   $  119,406   $   50,856   $   177,164  $   257,614
                                                   ===========  ===========   ==========   ==========   ===========  ===========

     The accompanying notes are an integral part of these financial statements.


                                            Employer Identification # 36-3051915
                                                                      Plan # 020

                                AON SAVINGS PLAN
      Statement of Net Assets Available for Benefits, with Fund Information
                                December 31, 1998
                                 (in thousands)
                                  (Continued)

                                                                                 Fund Information
                                                    Real Estate    International              ESOP         ESOP
                                                    Securities    Equity       Participant  Allocated    Unallocated
Assets:                                               Fund         Fund         Loans       Account       Account       Total
-------                                            -----------  -----------   ----------   ----------   -----------  -----------
Investments, at Fair Value:
     United States Government and
        Government Agency Securities                                                                                $    92,425
     Common Stocks:
       Aon Corporation                                                                   $   219,601                    588,097
     Investments held in the Aon Funds:
        Aon Money Market Fund                                                                      -                    133,933
        Aon Government Securities Fund                                                             -                     49,186
        Aon Asset Allocation Fund                                                                  -                    164,318
        Aon S&P 500 Index Fund                                                                     -                    251,594
        Aon REIT Index Fund                       $    19,603                                      -                     19,603
        Aon International Equity Fund                       -  $    27,014                         -                     27,014
     Other Long-Term Investments                            -            -                         -                          5
     Short-Term Investments                             1,112          206                     2,324   $       677       26,706
     Participant Loans                                      -            -   $   13,161            -             -       13,161
                                                   -----------  -----------   ----------   ----------   -----------  -----------

                                                       20,715       27,220       13,161      221,925           677    1,366,042

     Unallocated Guaranteed Insurance Contracts,
         at Contract Value                                  -            -            -            -             -       11,455
                                                   -----------  -----------   ----------   ----------   -----------  -----------

               Total Investments                       20,715       27,220       13,161      221,925           677    1,377,497

Receivables:
     Company Contribution                                 813          888            -            -        15,625       37,101
     Participant Contribution                              51          117            -            -             -        1,890
     Accrued Dividends and Income                          34           39            -           12             3        2,076
     Due from Broker                                        -            -            -            -             -           68
     Fund Transfers                                       925         (684)           -       (1,825)        1,825            -
                                                   -----------  -----------   ----------   ----------   -----------  -----------

               Total Receivables                        1,823          360            -       (1,813)       17,453       41,135
                                                   -----------  -----------   ----------   ----------   -----------  -----------

        Total Assets                                   22,538       27,580       13,161      220,112        18,130    1,418,632

Liabilities:
     Accrued Administrative Expenses Payable                8            9            -          115             2          506
     Accrued Interest Expense                               -            -            -            -            61           61
     Notes Payable                                          -            -            -            -        17,500       17,500
     Due to Broker                                          -            -            -            -             -          200

                                                   -----------  -----------   ----------   ----------   -----------  -----------
        Total Liabilities                                   8            9            -          115        17,563       18,267
                                                   -----------  -----------   ----------   ----------   -----------  -----------

Net Assets Available for Benefits
     Allocated Net Assets                              22,530       27,571       13,161      219,997             -    1,399,798
     Unallocated Net Assets                                 -            -            -            -           567          567

                                                   -----------  -----------   ----------   ----------   -----------  -----------
Total Net Assets Available for Benefits           $    22,530  $    27,571   $   13,161   $  219,997   $       567  $ 1,400,365
                                                   ===========  ===========   ==========   ==========   ===========  ===========

The accompanying notes are an integral part of these financial statements.

                                                       Employer Iden36-3051915 #
                                                                      Plan # 020


                                AON SAVINGS PLAN
      Statement of Net Assets Available for Benefits, with Fund Information
                                December 31, 1997
                                 (in thousands)

                                                                                 Fund Information

                                                      Money                      Aon        Investment   Government     Total
                                                     Market      Balanced       Stock       Contracts    Securities    Return
Assets:                                               Fund         Fund          Fund         Fund         Fund         Fund
-------                                           -----------  -----------   ----------   ----------   -----------  -----------

Investments, at Fair Value:
     United States Government and
        Government Agency Securities                                                      $   54,658
     Common Stocks:
       Aon Corporation                                                       $  392,871            -
       Other                                                   $        12            -            -
     Investments held in the Aon Funds:
        Aon Money Market Fund                     $    29,678            -            -            -
        Aon Government Securities Fund                      -            -            -            -   $    16,768
        Aon Asset Allocation Fund                           -            -            -            -             -  $    79,836
        Aon S&P 500 Index Fund                              -            -            -            -             -            -
        Aon REIT Index Fund                                 -            -            -            -             -            -
        Aon International Equity Fund                       -            -            -            -             -            -
     Other Long-Term Investments                            -            -            -           14             -            -
     Short-Term Investments                                95       64,366          421        4,914            76          140
     Participant Loans                                      -            -            -            -             -            -
                                                   -----------  -----------   ----------   ----------   -----------  -----------

                                                       29,773       64,378      393,292       59,586        16,844       79,976

     Unallocated Guaranteed Insurance Contracts,
         at Contract Value                                  -            -            -       43,526             -            -
                                                   -----------  -----------   ----------   ----------   -----------  -----------

               Total Investments                       29,773       64,378      393,292      103,112        16,844       79,976

Receivables:
     Company Contribution                                 794            -        5,327        1,581           756        1,701
     Participant Contribution                              28           (2)         162           45            20           57
     Accrued Dividends and Income                           1          213            3           38             1            2
     Due from Broker                                        -        1,265          925       14,113             -            -
     Fund Transfers                                      (717)         286          418            3            18          152
                                                   -----------  -----------   ----------   ----------   -----------  -----------

               Total Receivables                          106        1,762        6,835       15,780           795        1,912
                                                   -----------  -----------   ----------   ----------   -----------  -----------

        Total Assets                                   29,879       66,140      400,127      118,892        17,639       81,888


                                                   -----------  -----------   ----------   ----------   -----------  -----------
Net Assets Available for Benefits                 $    29,879  $    66,140   $  400,127   $  118,892   $    17,639  $    81,888
                                                   ===========  ===========   ==========   ==========   ===========  ===========

The accompanying notes are an integral part of these financial statements.

                                                       Employer Iden36-3051915 #
                                                                      Plan # 020


                                AON SAVINGS PLAN
      Statement of Net Assets Available for Benefits, with Fund Information
                                December 31, 1997
                                 (in thousands)
                                   (Continued)

                                                                                 Fund Information

                                                      Common    Real Estate International
                                                   Stock Index   Securities    Equity      Participant
Assets:                                                Fund         Fund         Fund         Loans        Total
-------                                            -----------  -----------   ----------   ----------   -----------

Investments, at Fair Value:
     United States Government and
        Government Agency Securities                                                                   $    54,658
     Common Stocks:
       Aon Corporation                                                                                     392,871
       Other                                                                                                    12
     Investments held in the Aon Funds:
        Aon Money Market Fund                                                                               29,678
        Aon Government Securities Fund                                                                      16,768
        Aon Asset Allocation Fund                                                                           79,836
        Aon S&P 500 Index Fund                    $   114,739                                              114,739
        Aon REIT Index Fund                                 -  $    17,923                                  17,923
        Aon International Equity Fund                       -            -  $    17,234                     17,234
     Other Long-Term Investments                            -            -            -                         14
     Short-Term Investments                               573           51          143                     70,779
     Participant Loans                                      -            -            -   $      581           581
                                                   -----------  -----------   ----------   ----------   -----------

                                                      115,312       17,974       17,377          581       795,093

     Unallocated Guaranteed Insurance Contracts,
         at Contract Value                                  -            -            -            -        43,526
                                                   -----------  -----------   ----------   ----------   -----------

               Total Investments                      115,312       17,974       17,377          581       838,619

Receivables:
     Company Contribution                               3,439          507          649            -        14,754
     Participant Contribution                             121           21           27            -           479
     Accrued Dividends and Income                           2            -            -            -           260
     Due from Broker                                        -            -            -            -        16,303
     Fund Transfers                                      (414)         103          151            -            -
                                                   -----------  -----------   ----------   ----------   -----------

               Total Receivables                        3,148          631          827            -        31,796
                                                   -----------  -----------   ----------   ----------   -----------

        Total Assets                                  118,460       18,605       18,204          581       870,415


                                                   -----------  -----------   ----------   ----------   -----------
Net Assets Available for Benefits                 $   118,460  $    18,605   $   18,204   $      581   $   870,415
                                                   ===========  ===========   ==========   ==========   ===========


The accompanying notes are an integral part of these financial statements.

                                                                                             Employer Identification # 36-3051915
                                                                                                                       Plan # 020

                                                                                AON SAVINGS PLAN
                                                 Statement of Changes in Net Assets Available for Benefits, with Fund Information
                                                                      Year Ended December 31, 1998
                                                                                (in thousands)


                                                                               Fund Information

                                                  Money                    Aon       Investment   Government  Total
                                                  Market     Balanced     Stock      Contracts   Securities   Return
                                                   Fund        Fund        Fund        Fund        Fund        Fund
                                                 ---------   ---------   ---------   ---------   ---------   ---------
Net Investment Income
   Interest and Income from Unallocated
     Guaranteed Insurance Contracts            $      146              $      101  $    6,417  $       16  $      105
   Net Realized and Unrealized Appreciation
    (Depreciation) in Fair Value of Investments        (2)                (20,997)        927       1,971       3,453
   Aon Corporation Dividends                            -                   7,479           -           -           -
   Other Dividends                                  8,134                       -           -       2,303       4,685
   Interest Expense                                     -                       -           -           -           -
   Management and Administrative fees                (135)                   (517)       (176)        (38)       (135)
                                                 ---------   ---------   ---------   ---------   ---------   ---------

Total Net Investment Income                         8,143                 (13,934)      7,168       4,252       8,108

Contributions
   Company                                          1,513                   6,302       1,350       1,064       3,487
   Participants                                     3,945                  16,251       3,221       2,806      10,028
                                                 ---------   ---------   ---------   ---------   ---------   ---------

Total Contributions                                 5,458                  22,553       4,571       3,870      13,515

Allocations

   Leveraged ESOP Allocation                            -                       -           -           -           -
   ESOP Diversification                                12                      57           9          15         103
                                                 ---------   ---------   ---------   ---------   ---------   ---------

Total Allocations                                      12                      57           9          15         103

Other Changes

Benefit Payments                                  (24,317)                (27,999)    (14,084)     (4,080)    (13,752)
Loan Activity                                        (746)                 (3,944)       (872)       (247)       (424)
Plan Mergers                                      134,646                      67           7          17      61,012
Interfund transfers                               (19,062) $  (66,140)        559       3,715      29,390      26,714
                                                 ---------   ---------   ---------   ---------   ---------   ---------

Total Other Changes                                90,521     (66,140)    (31,317)    (11,234)     25,080      73,550
                                                 ---------   ---------   ---------   ---------   ---------   ---------

Net Increase (Decrease) in Net Assets
    Available for Benefits                        104,134     (66,140)    (22,641)        514      33,217      95,276

Net Assets Available for
     Benefits at Beginning of Year                 29,879      66,140     400,127     118,892      17,639      81,888

                                                 ---------   ---------   ---------   ---------   ---------   ---------
Net Assets Available for Benefits
     at End of Year                            $ 134,013   $        -  $  377,486  $  119,406  $   50,856  $  177,164
                                                 =========   =========   =========   =========   =========   =========

The accompanying notes are an integral part of these financial statements


                                                                                             Employer Identification # 36-3051915
                                                                                                                       Plan # 020

                                                                                AON SAVINGS PLAN
                                                 Statement of Changes in Net Assets Available for Benefits, with Fund Information
                                                                      Year Ended December 31, 1998
                                                                                (in thousands)
                                                                                  (Continued)


                                                                               Fund Information

                                                  Common     Real Estate  International            ESOP        ESOP
                                                 Stock Index Securities   Equity     Participant Allocated   Unallocated
                                                   Fund        Fund        Fund       Loans      Account     Account      Total
                                                 ---------   ---------   ---------   ---------   ---------   ---------   ---------
Net Investment Income
   Interest and Income from Unallocated
     Guaranteed Insurance Contracts            $       84  $       10  $       12  $           $      138  $      423  $    7,452
   Net Realized and Unrealized Appreciation
    (Depreciation) in Fair Value of Investments    51,162      (5,855)      3,035                  21,204     (30,333)     24,565
   Aon Corporation Dividends                            -           -           -                   3,767         807      12,053
   Other Dividends                                  3,378       1,136         224                       -           -      19,860
   Interest Expense                                     -           -           -                       -      (2,384)     (2,384)
   Management and Administrative fees                (186)        (28)        (29)                   (371)        (17)     (1,632)
                                                 ---------   ---------   ---------   ---------   ---------   ---------   ---------

Total Net Investment Income                        54,438      (4,737)      3,242                  24,738     (31,504)     59,914

Contributions
   Company                                          6,058         813         888                       -      15,625      37,100
   Participants                                    17,032       2,587       2,519                       -           -      58,389
                                                 ---------   ---------   ---------   ---------   ---------   ---------   ---------

Total Contributions                                23,090       3,400       3,407                       -      15,625      95,489

Allocations

   Leveraged ESOP Allocation                            -           -           -                   8,558      (8,558)          -
   ESOP Diversification                                22          14           3                    (235)          -           -
                                                 ---------   ---------   ---------   ---------   ---------   ---------   ---------

Total Allocations                                      22          14           3                   8,323      (8,558)          -

Other Changes

Benefit Payments                                  (19,433)     (1,248)     (1,825)                (15,714)          -    (122,452)
Loan Activity                                      (1,112)        (92)       (109) $    7,546           -           -           -
Plan Mergers                                       68,460          41          61       5,034     202,650      25,004     496,999
Interfund transfers                                13,689       6,547       4,588           -           -           -           -
                                                 ---------   ---------   ---------   ---------   ---------   ---------   ---------

Total Other Changes                                61,604       5,248       2,715      12,580     186,936      25,004     374,547
                                                 ---------   ---------   ---------   ---------   ---------   ---------   ---------

Net Increase (Decrease) in Net Assets
    Available for Benefits                        139,154       3,925       9,367      12,580     219,997         567     529,950

Net Assets Available for
     Benefits at Beginning of Year                118,460      18,605      18,204         581           -           -     870,415

                                                 ---------   ---------   ---------   ---------   ---------   ---------   ---------
Net Assets Available for Benefits
     at End of Year                            $  257,614  $   22,530  $   27,571  $   13,161  $  219,997  $      567  $ 1,400,365
                                                 =========   =========   =========   =========   =========   =========   =========

The accompanying notes are an integral part of these financial statements

                                                                                    Employer Identification # 36-3051915
                                                                                                              Plan # 020

                                                                AON SAVINGS PLAN
                             Statement of Changes in Net Assets Available for Benefits, with Fund Information
                                                           Year Ended December 31, 1997
                                                                 (in thousands)

                                                                            Fund Information

                                                     Money                    Aon      Investment   Government   Total
                                                    Market     Balanced      Stock     Contracts   Securities   Return
                                                     Fund        Fund        Fund        Fund        Fund        Fund
                                                   ----------  ----------  ----------  ----------  ----------  ----------
Net Investment Income
   Interest and Income from Unallocated
     Guaranteed Insurance Contracts               $       12  $    2,349  $       55  $    7,533  $        8  $       15
   Net Realized and Unrealized
     Appreciation in Fair Value of Investments             -      11,026     118,016          85         559      15,437
   Aon Corporation Dividends                               -           -       7,057           -           -           -
   Other Dividends                                     1,600       1,007           -           -         833       1,281
   Management and Administrative fees                    (42)       (135)       (419)       (204)        (25)        (78)
                                                   ----------  ----------  ----------  ----------  ----------  ----------

Total Net Investment Income                            1,570      14,247     124,709       7,414       1,375      16,655

Contributions
   Company                                               794           -       5,327       1,581         756       1,701
   Participants                                        2,585           -      13,063       3,609       1,932       4,592
   ESOP Diversification                                    5           -          76         124          13          29
                                                   ----------  ----------  ----------  ----------  ----------  ----------

Total Contributions                                    3,384           -      18,466       5,314       2,701       6,322


Other Changes

Benefit Payments                                      (9,129)    (13,778)    (32,525)    (16,597)     (2,131)     (6,023)
Loan Activity                                              -           -           -           -           -           -
Interfund transfers                                    7,785     (29,983)    (10,771)     (7,479)      1,919      10,524
                                                   ----------  ----------  ----------  ----------  ----------  ----------

Total Other Changes                                   (1,344)    (43,761)    (43,296)    (24,076)       (212)      4,501
                                                   ----------  ----------  ----------  ----------  ----------  ----------

Net Increase (Decrease) in Net Assets
    Available for Benefits                             3,610     (29,514)     99,879     (11,348)      3,864      27,478

Net Assets Available for Benefits
     at Beginning of Year                             26,269      95,654     300,248     130,240      13,775      54,410

                                                   ----------  ----------  ----------  ----------  ----------  ----------
Net Assets Available for Benefits
     at End of Year                               $   29,879  $   66,140  $  400,127  $  118,892  $   17,639  $   81,888
                                                   ==========  ==========  ==========  ==========  ==========  ==========

The accompanying notes are an integral part of these financial statements.

                                                                                    Employer Identification # 36-3051915
                                                                                                              Plan # 020

                                                                AON SAVINGS PLAN
                             Statement of Changes in Net Assets Available for Benefits, with Fund Information
                                                           Year Ended December 31, 1997
                                                                 (in thousands)
                                                                   (Continued)

                                                                     Fund Information

                                                    Common     Real Estate  International
                                                   Stock Index Securities   Equity     Participant
                                                     Fund        Fund        Fund        Loans       Total
                                                   ----------  ----------  ----------  ----------  ----------
Net Investment Income
   Interest and Income from Unallocated
     Guaranteed Insurance Contracts               $       28  $        6  $        7  $           $   10,013
   Net Realized and Unrealized
     Appreciation in Fair Value of Investments        23,751       1,935         143                 170,952
   Aon Corporation Dividends                               -           -           -                   7,057
   Other Dividends                                     1,730         572         651                   7,674
   Management and Administrative fees                   (111)        (21)        (25)                 (1,060)
                                                   ----------  ----------  ----------  ----------  ----------

Total Net Investment Income                           25,398       2,492         776                 194,636

Contributions
   Company                                             3,439         507         649                  14,754
   Participants                                        9,119       1,841       2,021                  38,762
   ESOP Diversification                                   31           3           5                     286
                                                   ----------  ----------  ----------  ----------  ----------

Total Contributions                                   12,589       2,351       2,675                  53,802


Other Changes

Benefit Payments                                      (8,346)     (1,590)     (1,863)                (91,982)
Loan Activity                                              -           -           -  $      375         375
Interfund transfers                                   14,437       9,519       4,049           -           -
                                                   ----------  ----------  ----------  ----------  ----------

Total Other Changes                                    6,091       7,929       2,186         375     (91,607)
                                                   ----------  ----------  ----------  ----------  ----------

Net Increase (Decrease) in Net Assets
    Available for Benefits                            44,078      12,772       5,637         375     156,831

Net Assets Available for Benefits
     at Beginning of Year                             74,382       5,833      12,567         206     713,584

                                                   ----------  ----------  ----------  ----------  ----------
Net Assets Available for Benefits
     at End of Year                               $  118,460  $   18,605  $   18,204  $      581  $  870,415
                                                   ==========  ==========  ==========  ==========  ==========

The accompanying notes are an integral part of these financial statements.

                                AON SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                        Years Ended December 31, 1998 and 1997

1.    DESCRIPTION OF PLAN

A.    GENERAL

      The Aon Savings Plan (the Plan) was authorized by the Board of Directors of Aon Corporation (the Company or Plan Sponsor). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

      Effective  January 15, 1997,  Aon  Corporation  acquired  Alexander  and
      Alexander Services, Inc., the plan sponsor of the Thrift Plan for Employees of Alexander and Alexander Services, Inc. and Subsidiaries. On January 1, 1998, the Thrift Plan for Employees of Alexander and Alexander Services, Inc. and Subsidiaries was merged into the Plan.

      Also on January 1, 1998, the Aon Employees Stock Ownership Plan (ESOP) was merged into the Plan. The ESOP was a non-contributory, defined contribution plan covering all employees of the Company except for employees covered by a collective bargaining agreement. Features of the ESOP carried over to the Plan.

      Certain Plan assets are held by the Aon Funds, an affiliated, open-end management investment company. The assets of the ESOP portion of the Plan are invested primarily in common stock of the Company. Additionally, certain assets are invested by the Trustees as deemed advisable in order for the Plan to meet its cash flow needs. The acquisition of the Company common stock for the ESOP was financed by loans obtained from various lenders.

      The following description of the Plan provides only general information. Participants of the Plan should refer to the Summary Plan Description for a more complete description of the Plan.

B.    ELIGIBILITY AND PARTICIPATION

      Participation is limited to employees who have completed one year of service, attained the age of 21 and worked 1,000 or more hours in a caledar year or employees who were eligible under another plan that was merged into the Aon Savings Plan. An employee must be employed in the United States on a permanent basis in order to participate.

C.    CONTRIBUTIONS

      PARTICIPANT - Participant contributions are made by means of regular payroll deductions. Non-highly compensated Participants, as defined by the IRC, may elect to make contributions between 1% and 16% of their compensation, as defined by the Plan. Highly compensated Participants, as defined by the IRC, may elect to make contributions between 1% and 8% of their compensation, as defined by the Plan. Participant contributions are limited to amounts allowed by the IRS. Accordingly, the maximum Participant contribution was $10,000 in 1998 and $9,500 in 1997.

      COMPANY - The Company will contribute an amount equal to 100% of the first 3% of a Participant's compensation that a Participant chooses to contribute to the Plan. The Company will make a further contribution to the ESOP portion of the Plan equal to 75% of the next 3% of compensation that is contributed to the Plan However, if the Company contributions defined above (with certain restrictions) plus the dividends and investment gains on the assets of the ESOP portion of the Plan are insufficient to pay the interest and principal payments on the notes payable, the Company may make additional contributions as necessary to fully fund these payments when they become due. The Plan requires that a Participant be actively employed and contributing to the Plan as of the last day of the Plan year in order to receive a Company contribution.

      Contributions to the ESOP portion of the Plan are automatically invested in common stock of the Company.

D.    ALLOCATION OF ESOP SHARES TO PARTICIPANTS

      The common stock of the Company allocated to Participants as a result of debt service paid by allocated share dividend monies is based on account balance. The common stock of the Company allocated to Participants as a result of debt service paid by Participants' cash balances is based on cash balance. The common stock of the Company allocated to Participants as a result of all other debt service is based on eligible compensation. A Participant's eligible compensation is limited to amounts allowed under the Tax Reform Act of 1986. Accordingly, the maximum Participants' eligible compensation was $160,000 for 1998 and 1997.

E.    INVESTMENT OPTIONS

      Contributions to the Plan, other than for the ESOP portion, may be invested in one or more of the following investment funds in any whole percentages:

            Money Market Fund - Invested  principally in shares of the Aon Money
            -----------------
            Market Fund of the Aon Funds. The portfolio invests in various types of high-quality, short-term money market instruments, including certificates of deposit, commercial paper, U. S. Treasury and Agency securities and other similar instruments.

            Aon Stock Fund - Invested principally in common stock of the Company
            --------------
            that is purchased on the open market or in private transactions.

            Investment  Contracts  Fund - Invested  principally  in  unallocated
            ---------------------------
            guaranteed insurance contracts, U. S. Treasury bills and short-term investments. In 1995, members of the Company's Investment Department became managers of this Fund. The Investment Manager is a fiduciary within the meaning of ERISA Section 3(21). Certain restrictions and penalties may apply with regard to the termination of unallocated guaranteed insurance contracts prior to scheduled maturity date.

            Government  Securities Fund - Invested  principally in shares of the
            ---------------------------
            Aon Government Securities Fund of the Aon Funds. The portfolio invests in intermediate and long-term debt securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities.

            Total Return Fund - Invested  principally in shares of the Aon Asset
            -----------------
            Allocation Fund of the Aon Funds. The portfolio invests in equity securities, long-term debt securities and money market instruments.

            Common Stock Index Fund - Invested  principally in shares of the Aon
            -----------------------
            S&P 500 Index Fund of the Aon Funds. The portfolio invests in common stocks traded on the New York Stock Exchange and the American Stock Exchange and, to a limited extent, on the over-the-counter markets.

            Real Estate Securities Fund - Invested  principally in shares of the
            ---------------------------
            Aon REIT Index Fund of the Aon Funds. The portfolio invests primarily in the securities of REITs comprising the Morgan Stanley REIT Index, which are principally engaged in or related to the real estate industry, including ownership of significant real estate assets. The portfolio does not invest directly in real estate.

            International  Equity Fund - Invested  principally  in shares of the
            --------------------------
            Aon  International  Equity  Fund of the  Aon  Funds.  The  portfolio invests primarily in equity and equity-related securities of companies that are organized outside of the United States or whose securities are principally traded outside the United States.

      F.    PARTICIPANT ACCOUNTS

      Each Participant's account is credited with the Participant's contribution and a) an allocation of the Company's contributions, b) an allocation of Plan earnings, and c) an allocation of Forfeitures of terminated Participants' non-vested accounts. The benefit to which a Participant is entitled is the benefit that can be provided from the Participants account.

      G.    VESTING

      For the ESOP portion of the Plan, a Participant vests in 20% increments and becomes 100% vested after completion of five years of Plan Service. Forfeitures of non-vested accounts are allocated to the remaining Participants. The amount of forfeitures allocated to Participants was 35,293 and 31,696 shares of the Company's common stock in 1998 and 1997, respectively.

      For the non-ESOP portion of the Plan, Participants are fully vested in their contributions plus actual earnings thereon. Participants become 100% vested in the remainder of their account balance after five years of Plan Service, according to a graded schedule. Forfeitures of non-vested accounts are allocated to the remaining Participants. The amount of forfeitures allocated to Participants was $821,000 and $823,000 for 1998 and 1997, respectively.

      H.    BENEFIT PAYMENTS

      For the ESOP portion of the Plan, a Participant's entire account shall be paid to him or his beneficiary in a lump sum upon his normal retirement, permanent disability or death. The Participant may elect payment in the form of shares or cash.

      For the non-ESOP portion, on termination of service, a Participant may elect to receive either a lump sum amount equal to the value of his or her account and/or monthly installments over a period not to exceed ten years.

      I.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the

      Plan subject to the provisions of ERISA. In the event of Plan termination, Participants will become 100% vested in their accounts.

      J.    PARTICIPANT LOANS

      Under the loan provision of the Plan, each Participant is permitted one loan in a twelve month period and the outstanding balance of all loans made to a Participant may not exceed the lesser of $50,000 or 50% of the vested portion of the Participant's account excluding the ESOP portion of the account. The interest rate for each loan is equal to 1% plus the prime rate as quoted in The Wall Street Journal for the last day of the month
                        -------------------------
      preceding the loan request. Loans are made for a period of up to five years, except for residential loans which always have a repayment period of ten years.


2.    SIGNIFICANT ACCOUNTING POLICIES

      A.    BASIS OF ACCOUNTING

      The financial statements of the Plan are prepared on an accrual basis in accordance with generally accepted accounting principles.

      B.    INVESTMENT VALUATION

      Investments, except for unallocated guaranteed insurance contracts, are carried at fair value, which for marketable securities is based on quotations obtained from national securities exchanges and various other sources. Investments in unallocated guaranteed insurance contracts are valued at contract value, which represents contributions made under the contract, plus interest at the contract rate, less any withdrawals and administrative expenses. Participant loans are valued at cost which approximates fair value.

      Interest income is recorded as earned. Dividend income is recorded on the ex-dividend date. Realized gains or losses on investments are the difference between the proceeds received and the cost of investments sold as determined on a first-in, first-out basis. The change in the difference between fair value and the cost of investments is reported as unrealized appreciation or depreciation of investments.

      C.    ADMINISTRATIVE EXPENSES

      Administrative expenses of the Plan, including expenses of the Trustees, are allocated from the Plan assets, except to the extent that the Company, at its discretion, may decide to pay such expenses. Administrative expenses include $1,444,000 and $860,000 in 1998 and 1997, respectively, paid to subsidiaries of the Company.

      D.    USE OF ESTIMATES

      The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.    ALLOCATION OF ESOP SHARES TO PARTICIPANTS

      All ESOP shares are held by the Plan in a suspense account and are allocated to the Participants on an annual basis as interest and principal payments are made. The common stock allocated each year will equal the number of unallocated shares immediately before such allocation multiplied by the ratio of interest and principal paid on the notes during the current Plan year to the sum of the current year payments plus principal and interest to be paid in future years. The number of shares allocated to Participant accounts was 733,941 and 709,143 for 1998 and 1997, respectively.

      Estimates are used to determine the amount of shares to allocate to the Participants. These estimates are based on preliminary figures provided by the Company and are continually reviewed and adjusted in order for the Plan to maintain its IRS qualification. Because the allocation to Participants is based on estimates, the ultimate allocation may vary from the estimate. The variances are not material and are adjusted in the following year.

4.    INVESTMENTS

      The Northern Trust Company is the custodian of the Plan assets and Trustee for the Aon Stock Fund. The remaining Trustees for the Plan are members of the Company's Investment Department, and they have been given the discretion and authority to manage the investments. The Trustees are named fiduciaries under ERISA.

      The Plans investments  (including investments bought, sold and held during
      the  year)  appreciated   (depreciated)  in  fair  value  as  follows  (in
      thousands):

                                                                             December 31
                                                                   1998                       1997
                                                 -------------------------------------------------------
                                                               Net Realized                 Net Realized
                                                             and Unrealized               and Unrealized
                                                               Appreciation                 Appreciation
                                                              (Depreciation)               (Depreciation)
                                                                   in Value                     in Value
                                                     Current         During        Current        During
                                                       Value       the Year          Value      the Year
                                                 -------------------------------------------------------
      Investments, at fair value:
        United States Government
           And Agency Issues                     $    92,425    $       927    $    54,658   $        97
        Other Bonds                                     --             --             --            (192)
        Other Investments                                  5           --               14          --
        Common Stock:
          Aon Corporation                            588,097        (30,126)       392,871       118,016
          Other                                         --             --               12        10,871
        Preferred Stock                                 --             --             --             335
        Investments in the Aon Funds:
          Aon Money Market Fund                      133,933           --           29,678          --
          Aon Government Securities Fund              49,186          1,971         16,768           559
          Aon Asset Allocation Fund                  164,318          3,453         79,836        15,437
          Aon S&P 500 Index Fund                     251,594         51,162        114,739        23,751
          Aon REIT Index Fund                         19,603         (5,855)        17,923         1,935
          Aon International Equity Fund               27,014          3,035         17,234           143
         Unallocated Guaranteed Insurance
           Contracts, at contract value:
             Combined Insurance Co. of America         5,438           --            5,077          --
            Commonwealth Life Insurance Co. ..          --             --            3,065          --
            Life Insurance Company of Virginia          --             --           12,457          --
            Protective Life Insurance Company          5,406           --            5,035          --
            Provident Life and Accident
              Insurance Company                         --             --            5,255          --
            Prudential                                  --             --            6,119          --
            Sun Life Insurance Company                  --             --            5,316          --
            Travelers Insurance Company                  611           --            1,202          --

         Short-Term Investment Funds                  26,706             (2)        70,779          --
                                                 -------------------------------------------------------
           Total                                 $ 1,364,336    $    24,565    $   828,038  $    170,952
                                                 =======================================================


      The fair value of individual investments that represent 5% or more of the Plan's net assets available for benefits is as follows (in thousands):

                                                             December 31

                                                      1998               1997
                                                      ----               ----
      Aon Corporation, Common Stock             $   588,097        $  392,871
      Investments held in the Aon Funds:
        Aon Money market Fund                       133,933                 -
        Aon Asset Allocation Fund                   164,318            79,836
        Aon S&P 500 Index Fund                      251,594           114,739
        Short-term Investment Fund                        -            70,793

4.      Investments (continued)

In accordance with SOP 94-4, the following represents disclosures for fully benefit responsive guaranteed investment contracts:

                                                                1998       1997
                                             1998     1997    Crediting Crediting
                                            Average  Average  Interest   Interest    Contract    Approximate
Description                                  Yield    Yield     Rate       Rate        Value     Fair Value
-------------------------------------------------------------------------------------------------------------
Combined Insurance Company of America        6.88%    6.88%     7.12%     7.12%     $5,438,192   $5,438,192
Protective Life Insurance Company            7.10%    7.10%     7.36%     7.36%      5,405,528    5,405,528
Travelers Insurance Company                  4.42%    4.02%     4.00%     4.00%       611,005      611,005
Commonwealth Life Insurance Company          ----     5.21%     5.35%     5.35%        ----         ----
Life Insurance Company of Virginia           ----     5.51%     5.67%     5.67%        ----         ----
Provident Life & Accident Insurance Company  ----     5.63%     5.79%     5.79%        ----         ----
The Prudential                               ----     5.07%     5.20%     5.20%        ----         ----
Sun Life Insurance Company                   ----     5.84%     6.02%     6.02%        ----         ----
                                                                                   ==========================
                                                                                    $11,454,725  $11,454,725
                                                                                   ==========================


The Plan Administrator believes contract value approximates fair value.

5.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

      The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 (in thousands):

                                                              December 31,
                                                                 1998
                                                            ---------------
      Net assets available for benefits per
        the financial statements                            $     1,400,365

      Amounts allocated to withdrawing participants                  (4,508)

      Net assets available for benefits per Form 5500       $     1,395,857
                                                            ===============

      The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500 (in thousands):

                                                               Year Ended
                                                              December 31,
                                                                 1998
                                                            ---------------
      Benefits paid to participants per the
        financial statements                                $       122,452
      Add: Amounts allocated to withdrawing participants
        at December 31, 1998                                          4,508
      Less: Amounts allocated to withdrawing participants
        at December 31, 1997                                              -
                                                            ---------------
      Benefits paid to participants per Form 5500           $       126,960
                                                            ===============


      Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

6.    NOTES PAYABLE

      The Plan originally borrowed $90,000,000 from various financial institutions to purchase 5,383,326 shares of the Company's common stock. The notes are unconditionally guaranteed by the Company. Pursuant to the ESOP note agreement, there is a provision for an interest rate adjustment in the event there is a change in the Federal Tax Rate. During 1998 and 1997, the interest rate on the notes was 8.35%. The notes were segregated into two series, Series A and Series B. During 1998 and 1997, interest paid was approximately $2,384,000 and $3,533,000, respectively.

      The Series A note allowed the Plan to borrow up to $43,900,000. Final payment was made on June 15, 1996.

      The Series B note allowed the Plan to borrow up to $46,100,000. Principal payments are scheduled to be repaid annually beginning September 15, 1997. Principal repayments during 1998 were $15,600,000. Interest is paid semi-annually. At December 31, 1998, the Series B note balance was $17,500,000. The final principal payment of $17,500,000 is due to be paid on June 15, 1999.

7.    FEDERAL INCOME TAXES

      The IRS ruled on April 10, 1995 that the Plan qualified under Section 401(a) and (k) of the IRC and therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrative Committee believes the Plan is qualified under the relevant sections of the Code and is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

8.    YEAR 2000 ISSUE (UNAUDITED)

      The Plan Sponsor has determined that it will be necessary to take certain steps in order to ensure that the Plan's information systems are prepared to handle year 2000 dates. The Plan Sponsor is taking a two phase approach. The first phase addresses internal systems that must be modified or replaced to function properly. Both internal and external resources are being utilized to replace or modify existing software applications, and test the software and equipment for the year 2000 modifications. The Plan Sponsor anticipates substantially completing this phase of the project by fall of 1999. Cost associated with modifying software and equipment are not estimated to be significant and will be paid by the Plan Sponsor.

      For the second phase of the project, Plan management established formal communications with its third party service providers to determine that they have developed plans to address their own year 2000 problems as they relate to the Plan's operations. All third party service providers have indicated that they will be year 2000 compliant by late 1999. If modification of data processing systems of either the Plan, Plan Sponsor, or its service providers is not completed timely, the year 2000 problem could have a material impact on the operations of the Plan. Plan management has not developed a contingency plan, because they are confident that all systems will be year 2000 ready.

9.    SUBSEQUENT EVENT

      Effective August 1, 1999, INVESCO was appointed custodian and record keeper of the Plan.

                                              Employer Identification:36-3051915
                                                                      Plan # 020

                                AON SAVINGS PLAN
           Line 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                December 31, 1998


                                                   Number of Shares
                                                   ----------------      Cost      Current Value
Identity of Issuer                                 Principal Amount   (thousands)   (thousands)
------------------------------------------------------------------------------------------------
MONEY MARKET FUND
-----------------
MUTUAL FUND

     Investments held in the Aon Funds
     Money Market Fund*                               133,932,863   $    133,933   $    133,933

SHORT-TERM INVESTMENTS

     Short-Term Investment Fund,
     Collective Trust Funds of
     The Northern Trust Company*                           57,301             57             57
                                                                    ------------   ------------

Total Money Market Fund                                             $    133,990   $    133,990
                                                                    ============   ============


Aon STOCK FUND
    ----------
COMMON STOCK

     Aon Corporation
     Common Stock, $1.00 par*                           6,654,553   $    149,120   $    368,496

SHORT-TERM INVESTMENTS

     Short-Term Investment Fund,
     Collective Trust Funds of
     The Northern Trust Company*                        4,228,490          4,228          4,228
                                                                    ------------   ------------

Total Aon Stock Fund                                                $    153,348   $    372,724
                                                                    ============   ============


INVESTMENT CONTRACT FUND
------------------------

UNALLOCATED INSURANCE CONTRACTS

     Combined Insurance Co. of America
     Contract  #CG1000
     7.12% due 6/30/99                                  5,438,192   $      5,438   $      5,438

     Protective Life Insurance Company
     Contract # GA-1065
     7.36% due 3/31/99                                  5,405,528          5,406          5,406



                                                   Number of Shares
                                                   ----------------      Cost      Current Value
Identity of Issuer                                 Principal Amount   (thousands)   (thousands)
------------------------------------------------------------------------------------------------

     Travelers Insurance Co.
     Contract #GR-9039
     4%                                                   611,005            611            611
                                                                    ------------   ------------

Total Unallocated Guaranteed Insurance Contracts                          11,455         11,455
                                                                    ------------   ------------

U.S. GOVERNMENT AND GOVERNMENT
   AGENCY ISSUES

     U.S. Treasury Security -
        Stripped Interest Payments
      due 3/25/1999                                    50,000,000         49,660         49,733

     U.S. Treasury Bill
      due 3/25/1999                                    25,000,000         24,731         24,759

     U.S. Treasury Bill
      due 2/4/1999                                     18,000,000         17,921         17,933
                                                                    ------------   ------------

                                                                          92,312         92,425
                                                                    ------------   ------------

OTHER

      Wachovia Real Estate Fund                                10              7              5
                                                                    ------------   ------------

                                                                               7              5
                                                                    ------------   ------------

SHORT-TERM INVESTMENTS

     Short-Term Investment Fund,
     Collective Trust Funds of
     The Northern Trust Company*                       13,479,474         13,479         13,479
                                                                    ------------   ------------


Total Short-Term Investments                               13,479         13,479
                                                                    ------------   ------------

Total Investment Contract Fund                                      $    117,253   $    117,364
                                                                    ============   ============

GOVERNMENT SECURITIES FUND
----------
MUTUAL FUND

     Investments held in the Aon Funds
     Government Securities Fund*                        4,601,111   $     48,695   $     49,186

SHORT-TERM INVESTMENTS

     Short-Term Investment Fund,
     Collective Trust Funds of
     The Northern Trust Company*                          335,248            335            335
                                                                    ------------   ------------

Total Government Securities Fund                                    $     49,030   $     49,521
                                                                    ============   ============


                                                   Number of Shares
                                                   ----------------      Cost      Current Value
Identity of Issuer                                 Principal Amount   (thousands)   (thousands)
------------------------------------------------------------------------------------------------
TOTAL RETURN FUND
-----------------

MUTUAL FUND

     Investments held in the Aon Funds
     Asset Allocation Fund*                             9,757,576   $    153,174   $    164,318

SHORT-TERM INVESTMENTS

     Short-Term Investment Fund,
     Collective Trust Funds of
     The Northern Trust Company*                        3,864,722          3,865          3,865
                                                                    ------------   ------------

Total Total Return Fund                                             $    157,039   $    168,183
                                                                    ============   ============

COMMON STOCK INDEX FUND
-----------------------

MUTUAL FUND

     Investments held in the Aon Funds
     S&P 500 Index Fund*                               13,931,034   $    189,562   $    251,594

SHORT-TERM INVESTMENTS

     Short-Term Investment Fund,
     Collective Trust Funds of
     The Northern Trust Company*                          423,312            423            423
                                                                    ------------   ------------

Total Common Stock Index Fund                                       $    189,985   $    252,017
                                                                    ============   ============


REAL ESTATE SECURITIES FUND
---------------------------

MUTUAL FUND

     Investments held in the Aon Funds
     REIT Index Fund*                                   1,826,960   $     23,645   $     19,603

SHORT-TERM INVESTMENTS

     Short-Term Investment Fund,
     Collective Trust Funds of
     The Northern Trust Company*                        1,111,719          1,112          1,112
                                                                    ------------   ------------

Total Real Estate Securities Fund                                   $     24,757   $     20,715
                                                                    ============   ============

INTERNATIONAL EQUITY FUND
-------------------------

MUTUAL FUND

     Investments held in the Aon Funds
     International Equity Fund*                         2,203,453   $     24,224   $     27,014


                                                   Number of Shares
                                                   ----------------      Cost      Current Value
Identity of Issuer                                 Principal Amount   (thousands)   (thousands)
------------------------------------------------------------------------------------------------
SHORT-TERM INVESTMENTS

     Short-Term Investment Fund,
     Collective Trust Funds of
     The Northern Trust Company*                          205,828            206            206
                                                                    ------------   ------------

Total International Equity Fund                                     $     24,430   $     27,220
                                                                    ============   ============

ESOP ALLOCATED  FUND
--------------------

COMMON STOCK

     Aon Corporation
     Common Stock, $1.00 par*                           3,965,719   $     65,865   $    219,601

SHORT-TERM INVESTMENTS

     Short-Term Investment Fund,
     Collective Trust Funds of
     The Northern Trust Company*                        2,323,882          2,324          2,324
                                                                    ------------   ------------

Total Esop Allocated Fund                                           $     68,189   $    221,925
                                                                    ============   ============

ESOP UNALLOCATED  FUND
----------------------
SHORT-TERM INVESTMENTS

     Short-Term Investment Fund,
     Collective Trust Funds of
     The Northern Trust Company*                          676,660   $        677   $        677
                                                                    ------------   ------------

Total ESOP Unallocated Fund                                         $        677   $        677
                                                                    ============   ============


     PARTICIPANT LOANS (7%-11%)                              --             --           13,161


                                                                    $    918,698   $  1,377,497
                                                                    ============   ============

* Party in interest transaction not prohibited by ERISA.

                                                    Aon Savings Plan                           Employer Identification # 36-3051915
                                                                                                                         Plan # 020
                                         Line 27d - Schedule of Reportable Transactions

                                                 Year Ended December 31, 1998
                                                                                                          Current
                                                                                                          Value of
                                                                                                          Asset on
                                                               Purchase      Selling        Cost of     Transaction      Net Gain
Identity of Party Involved   Description of Assets              Price         Price          Asset          Date          (Loss)
====================================================================================================================================


Category  (i)  - A  single  transaction  in  excess of  5%  of  Plan   Assets
-----------------------------------------------------------


The Northern Trust           Benchmark Diversified
     Company*                Asset Portfolio               $  279,900,000 $             $  279,900,000 $ 279,900,000 $
                                                                             63,860,493     63,860,493    63,860,493               -

Category  (iii)  -  Series of  transactions in excess of  5% of Plan  Assets
-----------------------------------------------------------


U.S. Treasury Security       9.0% due 2/15/98 and 2/19/98      38,530,440             -     38,530,440    38,530,440               -
                                                                        -    39,000,000     38,530,440    39,000,000         469,560

Aon Corporation              Common Stock                      29,399,024             -     29,399,024    29,399,024               -
                                                                        -    46,551,327     10,081,669    46,551,327      36,469,658

Aon Funds                    Money Market Mutual Fund         155,634,503             -    155,634,503   155,634,503               -
                                                                        -    51,380,000     51,380,000    51,380,000               -

Aon Funds                    Asset Allocation Mutual Fund      96,835,416             -     96,835,416    96,835,416               -
                                                                        -    13,400,000     10,400,648    13,400,000       2,999,352

Aon Funds                    S&P 500 Index Mutual Fund        110,467,054             -    110,467,054   110,467,054               -
                                                                        -    24,250,000     17,086,406    24,250,000       7,163,594

The Northern Trust           Benchmark Diversified
          Company*           Asset Portfolio                  543,630,541             -    543,630,541   543,630,541               -
                                                                        -   587,703,541    587,703,541   587,703,541               -

There were no category (ii) or (iv) reportable transactions during 1998.

*Represents Party in interest to the Plan not prohibited by ERISA.

                         CONSENT OF INDEPENDENT AUDITORS


    We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-27894) pertaining to the Aon Savings Plan of Aon Corporation of our report dated June 11, 1999, with respect to the financial statements and schedules of the Aon Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1998.


                                                       ERNST & YOUNG LLP





    Chicago, Illinois
    June 28, 1999

June 25, 1999





Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.   20549

      RE:   REPORT ON FORM 11-K FOR THE AON SAVINGS PLAN
            REGISTRANT:  AON CORPORATION
            COMMISSION FILE NO.:  1-7933


Gentlemen and Ladies:

      Enclosed with this EDGAR transmission is the above referenced Form 11-K for the Aon Savings Plan.

      Pursuant to Securities Act Release No. 33-7331, no filing fee is being paid herewith as it was eliminated effective October 7, 1996.

      Please contact the undersigned at 312/701-3835 if you have any questions.

Very truly yours,


/S/ JEROME S. HANNER

Jerome S. Hanner
Senior Counsel

JSH/adc
Enclosures